Exhibit 99.3

HomesToLife Reports 10% YoY Growth in 1H 2026 Net Revenue, Fuelled by Stronger Export Sales

SINGAPORE, Sept 30, 2026 — HomesToLife Ltd (Nasdaq: HTLM) (“HomesToLife” or the “Company”), a Singapore-based home furniture company with sales across Asia-Pacific, Europe and North America, today announced its unaudited financial results for the six months ended June 30, 2026 (“1H 2026”).

Key Financial Highlights

	1H 2025 US$’000	1H 2026 US$’000	Change
Net revenue	180,775	198,305	10%
Retail	3,382	5,314	57%
Export	168,009	186,293	11%
Leather Trading	9,383	6,698	(29%)
By geographical	180,775	198,305	10%
Asia Pacific	48,683	46,680	(4%)
Europe	109,989	123,660	12%
North America	22,103	27,966	27%
Gross profit	49,833	56,994	14%
Gross profit margin	27.6%	28.7%	1.1	pp
Operating expenses	(40,784)	(47,295)	16%
Sales and distribution expenses	(31,092)	(36,967)	19%
General and Administrative expenses	(9,692)	(10,328)	7%
Income from operations	9,048	9,698	7%
Net income	10,024	6,068	(39%)
Earnings per share (Basic and diluted)	0.11	0.07	(39%)

Financial results for the six months ended June 30, 2025 (“1H 2025”) and 1H 2026, unless otherwise stated, reflect the inclusion of HTL Marketing Pte. Ltd. (“HTL Marketing”) because of the acquisition of 100% of equity interests in HTL Marketing completed on May 19, 2025.

1H 2026 Performance

In 1H 2026, the Company delivered strong net revenue of US$198.3 million, representing a year-on-year increase of 10%, driven by a US$18.3 million increase in export sales. By region, net revenue from North American and Europe markets saw 27% and 12% growth respectively compared to 1H 2025, while Asia Pacific market experienced a slight decline by 4%. Retail sales continued to support the revenue growth with a 57% year-on-year increase, attributable to the expansion of the retail stores and retail sales growth in South Korea.

Gross profit rose 14% from US$49.8 million in 1H 2025 to US$57.0 million in 1H 2026, with margins expanding by 1.1 percentage points. The continuous growth was primarily attributable to a favorable shift in sales mix, along with the better sales performance in both Europe and North America. Operating expenses increased by US$6.5 million due to higher selling expenses along with larger sales volumes and increased freight and logistics costs.

Income from operations reached US$9.7 million in 1H 2026, rising by 7% from US$9.0 million in 1H 2025. In the meantime, net income decreased from US$10.0 million in 1H 2025 to US$6.1 million in 1H 2026, primarily resulting from a net foreign exchange loss of US$2.2 million during the reporting period, compared with a foreign exchange gain of US$4.3 million in the same period last year. Excluding foreign exchange gain (loss), net income would have increased by 22% from US$6.5 million in 1H 2025 to US$7.9 million in 1H 2026. Earnings per share stood at US$0.07 in 1H 2026.

Financial Position

Cash outflows from operating activities improved with a reduction from US$11.3 million in 1H 2025 to US$8.3 million in 1H 2026, representing a year-on-year decrease of 26%. Net cash used in investing activities amounted to US$2.0 million, and net cash provided by financing activities amounted to US$1.5 million during the reporting period.

As of June 30, 2026, the Company maintained a healthy liquidity position, as cash and cash equivalents totalled US$17.9 million after US$5.8 million dividend payments and short-term borrowings reduced to US$7.3 million as of June 30, 2026 from US$10.4 million as of December 31, 2025. Net current assets were US$18.3 million, underscoring the Company’s positive working capital profile.

Outlook

HomesToLife expects to maintain stable sales growth for the remainder of FY2026, in line with its earlier guidance of US$400 million to US$420 million for the full year. Building on its growing export business and diversified revenue base, the Company will remain focused on enhancing operational efficiency, prudent cost management, and working capital optimization to support sustainable long-term growth.

The Company will also continue to closely monitor external factors that may affect operating performance, including foreign exchange movements, logistics costs, raw material prices, and broader macroeconomic as well as geopolitical developments. While foreign exchange movements affected reported net income during the reporting period, the Company continues to actively manage its foreign-exchange exposure through natural hedges and risk-management measures while maintaining its geographically diversified operations, helping to mitigate the impact of currency volatility and support resilient business performance.

“The first half of 2026 demonstrated the strength of our business fundamentals and the benefits of our diversified global strategy,” said Ms. Phua Mei Ming, Chief Executive Officer of HomesToLife. “While we remain mindful of ongoing market uncertainties, we are optimistic about the opportunities ahead. We will continue to proactively manage risks, invest in product innovation, and strengthen our presence across key markets.”

The Company remains in progress with its proposed secondary listing (“Proposed Secondary Listing”) on the Main Board of the Singapore Exchange Securities Trading Limited (the “SGX-ST”). The Proposed Secondary Listing remains subject to regulatory review and approval, and if approved, the fulfilment of certain conditions and other applicable listing requirements.

About HomesToLife Ltd (Nasdaq: HTLM)

HomesToLife Ltd is a global furniture company headquartered in Singapore. Leveraging 50 years of heritage built by its founders, the Company combines wholesale distribution, consumer retail, and sourcing capabilities, supported by a diversified sourcing and supplier network across China, Vietnam and India.

The Company operates through three core business divisions: (i) export division for supplying furniture to wholesale customers such as retailers and distributors worldwide, (ii) leather trading division and (iii) retail division with direct retail operations in Singapore and South Korea.

Across these business divisions, the Company operates an integrated supply chain model that encompasses product design and development, sourcing from the Company’s manufacturing partners, and the coordination of logistics and distribution channels. This operating model enables the Company to translate designs into production-ready products efficiently, supporting both branded and white-label offerings, and allows the Company to deliver scale and consistency across multiple markets.

The Company is fast expanding across Europe, Asia-Pacific, and North America, leveraging an integrated supply chain model and a global presence to deliver scale and consistency across multiple markets.

FORWARD-LOOKING STATEMENTS

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CAUTIONARY STATEMENT

The Proposed Secondary Listing remains subject to regulatory review and approval, and if approved, the fulfilment of certain conditions and other applicable listing requirements. As such, there is no assurance that the Proposed Secondary Listing will proceed to completion. The Company will provide further updates as and when there are material developments, in accordance with applicable laws and regulatory requirements.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares and to refrain from taking any action in respect of their shares which may be prejudicial to their interests. Shareholders and potential investors who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser.

Contacts

HomesToLife Ltd Contact:

12 Tai Seng Link, #03-01A,

GRC Centre, Singapore 534233

Email: Investor@homestolife.com

Investor Relations Inquiries:

Edelman Smithfield

Angela Hui

HomesToLife@edelmansmithfield.com

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of
	December 31, 2025	June 30, 2026
ASSETS
Current assets:
Cash and cash equivalents	$27,276,091	$17,941,401
Restricted Cash	-	164,026
Accounts receivables, net (including receivable from related parties of $5,763,509 and nil as of December 31, 2025 and June 30, 2026, respectively)	76,010,709	74,811,081
Inventories, net	9,599,490	10,120,517
Amounts due from related parties	7,026,092	-
Deposit, prepayments and other receivables	5,853,470	6,741,958
Total current assets	125,765,852	109,778,983

Non-current assets:
Property, plant and equipment, net	4,354,206	5,884,250
Right-of-use assets, net	7,363,312	7,528,176
Restricted cash, non-current	-	111,136
Investments in equity securities	-	1,000,000
Other non-current assets	1,000,000	-
Deferred tax asset, net	673,416	689,142
Total non-current assets	13,390,934	15,212,704

TOTAL ASSETS	$139,156,786	$124,991,687

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,475,242	$4,587,814
Accounts payable, related parties	74,890,989	63,749,207
Customer deposits	1,195,989	1,188,847
Accrued liabilities and other payables	6,065,126	6,697,637
Short-term borrowings	10,389,094	7,263,986
Lease liabilities, current	1,924,657	2,299,696
Warranty liabilities	2,188,814	1,930,960
Derivatives financial instruments	74,765	-
Income tax payable	4,156,085	3,718,772
Total current liabilities	105,360,761	91,436,919

Long-term liabilities:
Provision for reinstatement cost	382,112	502,676
Lease liabilities	5,572,603	5,377,461
Total long-term liabilities	5,954,715	5,880,137

TOTAL LIABILITIES	111,315,476	97,317,056

Commitments and contingencies	-	-

Shareholders’ equity:
Ordinary share, $0.0001 par value, 500,000,000 shares authorized,89,687,500 and 89,687,500 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively	8,969	8,969
Additional paid-in capital	37,179,424	37,179,424
Accumulated other comprehensive loss	(12,111,193)	(12,515,722)
Retained earnings	2,764,110	3,001,960
Total shareholders’ equity	27,841,310	27,674,631

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$139,156,786	$124,991,687

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Six months ended June 30
	2025	2026
Revenues, net
From third parties	$170,117,861	$190,732,226
From related parties	10,656,942	7,572,880
	180,774,803	198,305,106
Cost of goods sold	(130,942,258)	(141,311,428)

Gross profit	49,832,545	56,993,678

Operating expenses:
Sales and distribution expenses	(31,092,110)	(36,967,422)
General and administrative expenses	(9,691,952)	(10,327,858)
Total operating expenses	(40,784,062)	(47,295,280)

Income from operations	9,048,483	9,698,398

Other income (expense):
Interest expense	(730,372)	(150,615)
Interest income	16,246	19,193
Government subsidies	16,950	23,385
Foreign exchange gain (loss), net	4,293,633	(2,168,357)
Net gain from related parties debt restructuring	1,460,543	-
Professional fees on acquisition of HTL Marketing	(1,261,560)	-
Scrap sofa sale income	223,263	165,621
Change in fair value of derivatives financial instruments	(753,243)	74,765
Sundry income(expense)	39,404	148,095
Total other income (expense), net	3,304,864	(1,887,913)

Income before income taxes	12,353,347	7,810,485

Income tax expense	(2,329,272)	(1,742,947)
NET INCOME	$10,024,075	$6,067,538

Other comprehensive income (loss):
– Foreign currency translation adjustments	1,368,175	(404,529)

COMPREHENSIVE INCOME	$11,392,250	$5,663,009

Weighted average number of ordinary shares:
Basic and diluted	89,687,500	89,687,500

EARNINGS PER SHARE – BASIC AND DILUTED	$0.11	$0.07

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Six months ended June 30, 2025
	Retail Sales	Export Sales	Leather Trading	Corporate and unallocated	Total
Revenues, net
From third party	$3,382,273	$166,459,189	$276,399	$-	$170,117,861
From related parties	-	1,550,023	9,106,919	-	10,656,942
	3,382,273	168,009,212	9,383,318	-	180,774,803
Cost of goods sold	(1,401,494)	(120,526,294)	(9,014,470)	-	(130,942,258)

Gross profit	1,980,779	47,482,918	368,848	-	49,832,545

Operating expenses:
Sales and distribution expenses	(2,404,689)	(28,634,760)	(52,661)	-	(31,092,110)
General and administrative expenses	(906,968)	(8,099,908)	(3,025)	(682,051)	(9,691,952)
Total operating expenses	(3,311,657)	(36,734,668)	(55,686)	(682,051)	(40,784,062)

Operating income (loss)	(1,330,878)	10,748,250	313,162	(682,051)	9,048,483

Other income (expenses):
Interest expense	(125,183)	(394,423)	(210,766)	-	(730,372)
Interest income	130	15,946	170	-	16,246
Government subsidies	12,238	4,712	-	-	16,950
Foreign exchange gain (loss), net	(9,647)	4,292,067	6,215	4,998	4,293,633

Net gain from related parties debt restructuring	-	-	-	1,460,543	1,460,543
Professional fees on acquisition of HTL Marketing	-	(133,960)	-	(1,127,600)	(1,261,560)
Scrap sofa sale income	-	223,263	-	-	223,263
Sundry income (expense)	78,284	21,551	7	(60,438)	39,404
Change in fair value of derivatives financial instruments	-	(753,243)	-	-	(753,243)
Total other income (expenses), net	(44,178)	3,275,913	(204,374)	277,503	3,304,864

Income (loss) before income taxes	(1,375,056)	14,024,163	108,788	(404,548)	12,353,347
Income tax expense	-	(2,310,779)	(18,493)	-	(2,329,272)

Segment income (loss)	$(1,375,056)	$11,713,384	$90,295	$(404,548)	$10,024,075

	Six months ended June 30, 2026
	Retail Sales	Export Sales	Leather Trading	Corporate and unallocated	Total
Revenues, net
From third party	$5,313,821	$185,418,405	$-	$-	$190,732,226
From related parties	-	874,947	6,697,933	-	7,572,880
	5,313,821	186,293,352	6,697,933	-	198,305,106
Cost of goods sold	(1,876,931)	(133,106,987)	(6,327,510)	-	(141,311,428)

Gross profit	3,436,890	53,186,365	370,423	-	56,993,678

Operating expenses:
Sales and distribution expenses	(3,385,506)	(33,560,786)	(21,130)	-	(36,967,422)
General and administrative expenses	(694,444)	(8,432,743)	(1,969)	(1,198,702)	(10,327,858)
Total operating expenses	(4,079,950)	(41,993,529)	(23,099)	(1,198,702)	(47,295,280)

Operating income (loss)	(643,060)	11,192,836	347,324	(1,198,702)	9,698,398

Other income (expenses):
Interest expense	-	(40,734)	(109,881)	-	(150,615)
Interest income	465	18,421	307	-	19,193
Government subsidies	15,685	7,700	-	-	23,385
Foreign exchange gain (loss), net	(2,426)	(2,319,989)	163,712	(9,654)	(2,168,357)
Scrap sofa sale income	-	165,621	-	-	165,621
Change in fair value of derivatives financial instruments	-	74,765	-	-	74,765
Sundry income (expense)	89,747	(208,528)	-	266,876	148,095
Total other income (expenses), net	103,471	(2,302,744)	54,138	257,222	(1,887,913)

Income (loss) before income taxes	(539,589)	8,890,092	401,462	(941,480)	7,810,485
Income tax expense	-	(1,674,699)	(68,248)	-	(1,742,947)

Segment income (loss)	$(539,589)	$7,215,393	$333,214	$(941,480)	$6,067,538

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Six months ended June 30,
	2025	2026
	USD	USD
Net cash used in operating activities	(11,241,457)	(8,266,135)
Net cash used in investing activities	(557,755)	(1,951,009)
Net cash provided by financing activities	5,966,454	1,457,160
Effect on exchange rate change on cash and cash equivalents, and restricted cash	1,043,524	(299,544)
Net change in cash and cash equivalents, and restricted cash	(4,789,234)	(9,059,528)
BEGINNING OF PERIOD	24,860,621	27,276,091
END OF PERIOD	20,071,387	18,216,563

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